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                                                                 Exhibit 2



    The financial statements of Cereol S.A. and its consolidated subsidiaries ("Cereol") have historically been prepared only in accordance with French
GAAP. We are in the early stages in the process of reconciling Cereol's financial statements to U.S. GAAP to be able to incorporate such financial statements into our financial statements and to prepare pro forma financial information under U.S. GAAP to illustrate the effect of the Cereol acquisition on our results of operations and financial condition. Based upon preliminary steps in the process of reconciling Cereol's financial statements to U.S. GAAP, we believe that Cereol's consolidated net income under French GAAP of EURO 70.5 million for the year ended December 31, 2001 will be substantially reduced, and could result in a net loss, when presented under U.S. GAAP. Our preliminary estimates indicate that this reduction in net income under U.S. GAAP reflects, in part, the treatment under U.S. GAAP of certain non-recurring items, including the demerger of Cereol from the Eridania Beghin-Say Group and certain asset dispositions. We also believe that Cereol's consolidated EBITDA (1) based on French GAAP of EURO 300.3 million for the year ended December 31, 2001 will be reduced when presented based on U.S. GAAP (EBITDA is not a measure of financial performance under U.S. GAAP), although we anticipate that this reduction in EBITDA will be less significant than the reduction in net income. The above qualitative information regarding net income under U.S. GAAP and EBITDA based on U.S. GAAP is preliminary and is subject to change after Cereol's definitive financial statements are prepared in accordance with U.S. GAAP. In addition, financial information under U.S. GAAP, even in preliminary form, is not yet available with respect to substantially all other line items that will appear in Cereol's definitive financial statements under U.S. GAAP, and such line items under U.S. GAAP may vary significantly from the corresponding line items under French GAAP for the year ended December 31, 2001.

(1) Earnings before interest, taxes, depreciation and amortization
    ("EBITDA") is defined as income from operations plus depreciation and amortization. Cereol believes EBITDA is an appropriate measure for investors to consider when analyzing Cereol's business, as it is a measure commonly used by securities analysts and investors in the agribusiness industry. However, EBITDA should not be considered by investors in isolation as an alternative to operating income measures, as an indicator of Cereol's operating performance or as an alternative to cash flows from operating activities as a measure of Cereol's profitability or liquidity. EBITDA as presented may not be comparable to other similarly titled measures of other companies. EBITDA is not a measure of financial performance under French GAAP. EBITDA may not be indicative of Cereol's historical operating results, nor is it meant to be predictive of potential future results.